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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                        (Amendment No.      2     )<F1>



                       North American Watch Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)


                                  657209 20 1
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 657209 20 1               13G              Page 2 of 9 Pages


  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gedalio Grinberg

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) / /
                                                      (b) / /

  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                     5    SOLE VOTING POWER

    NUMBER OF             1,315,631
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY
     EACH                 73,690
   REPORTING
    PERSON           7    SOLE DISPOSITIVE POWER
    WITH
                          1,315,631

                     8    SHARED DISPOSITIVE POWER

                          73,690

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,389,321


  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 503,040 shares held by Mr. Gedalio Grinberg's wife as to which shares Mr. Gedalio Grinberg disclaims beneficial ownership

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        29.03%

  12    TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 657209 20 1               13G              Page 3 of 9 Pages

  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Efraim Grinberg

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a) / /
                                                      (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

                     5    SOLE VOTING POWER

    NUMBER OF             237,069
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY
      EACH                269,030
   REPORTING
     PERSON          7    SOLE DISPOSITIVE POWER
      WITH
                          237,069

                     8    SHARED DISPOSITIVE POWER

                          269,030

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        506,099

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*


  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        12.96%

  12    TYPE OF REPORTING PERSON*

        IN


                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a) Name of Issuer:

          North American Watch Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

          125 Chubb Avenue
          Lyndhurst, New Jersey  07071

Item 2(a) Name of Persons Filing:

          Gedalio Grinberg
          Efraim Grinberg

Item 2(b) Address of Principal Business Office or, if none, Residence:

          125 Chubb Avenue
          Lyndhurst, New Jersey  07071

Item 2(c) Citizenship:

          United States citizens.

Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e) CUSIP No.:

          657209 20 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4    Ownership:

     (a)  Amount Beneficially Owned:

          Gedalio Grinberg:  1,389,321<F1> shares
          Efraim Grinberg:  506,099<F2> shares

     (b)  Percent of Class:

          Gedalio Grinberg:  29.03%
          Efraim Grinberg:  12.96%

     (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:

                  Gedalio Grinberg:  1,315,631 shares
                  Efraim Grinberg:  237,069 shares

           (ii)   Shared power to vote or to direct the vote:

                  Gedalio Grinberg:  73,690
                  Efraim Grinberg:  269,030

          (iii)   Sole power to dispose or to direct the disposition of:

                  Gedalio Grinberg:  1,315,631
                  Efraim Grinberg:  237,069 shares

           (iv)   Shared power to dispose or to direct the disposition of:

                  Gedalio Grinberg:  73,690
                  Efraim Grinberg:  269,030

[FN]
<F1> Of the 1,389,321 shares reported as beneficially owned by Mr. G.
     Grinberg, 2,000 shares are shares of Common Stock, par value $.01 per share ("Common Stock") and the rest are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock.
     Included in the total number of shares of Class A Common Stock: 34,779 shares owned by the Grinberg Foundation, a non-profit corporation of which Mr. G. Grinberg, his wife and Mr. Leonard Silverstein are the directors and officers and as to which shares these three individuals have shared investment and voting power; and 38,911 shares held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares. Mr. G. Grinberg disclaims beneficial ownership as to the shares owned by the Grinberg Foundation and as to the shares owned by the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

<F2> Of the 506,099 shares reported as beneficially owned by Mr. E. Grinberg
     1,000 shares are shares of Common Stock, par value $.01 per share ("Common Stock"), 8,000 are shares of Common Stock which he has the right to acquire by the exercise of options under the Issuer's 1993 Employee Stock Option Plan, and the rest are shares of Class A Common Stock, convertible on a one-for-one basis into shares of Common Stock. Included in the total number of shares of Class A Common Stock are: an aggregate of 150,216 shares held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is sole trustee. As sole trustee, Mr. E. Grinberg has sole investment and voting power with respect to the shares held by such trusts. In addition, the amount of shares reported for Mr. E. Grinberg includes an aggregate of 230,119 shares of Class A Common Stock held by several trusts for the benefit of Mr. E. Grinberg's siblings and himself, of which trusts Mr. E. Grinberg is co-trustee with Mr. Silverstein. As co-trustee, Mr. E. Grinberg has shared investment and voting power with Mr. Silverstein with respect to the shares held by such trusts. The total amount reported for Mr. E. Grinberg also includes 38,911 shares of Class A Common Stock held under the Company's 401(k) Plan, the trustees for which are Mr. G. Grinberg and Mr. E. Grinberg both of whom have shared investment and voting power as to such shares. Mr. E. Grinberg disclaims beneficial ownership as to the 254,460 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee and of the shares owned by the Company's 401(k) Plan except to the extent of his pecuniary interest therein.

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6    Ownership of More Than Five Percent on Behalf of Another

          Person:
          See Item 4

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Item 8    Identification and Classification of Members of the Group:

          Not applicable

Item 9    Notice of Dissolution of Group:

          Not applicable

Item 10   Certification:

          Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 6, 1995

                                                /s/ Gedalio Grinberg




                                                /s/ Efraim Grinberg

                                   EXHIBITS


Exhibit 1  Joint Filing Agreement

                                                                     Exhibit 1


                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13G to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated:  February 8, 1995

                                                /s/ Gedalio Grinberg




                                                /s/ Efraim Grinberg